UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

19011178

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SEC FILE NUMBER
8-15175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson + Co. Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2-6 East Second Street
(No. and Street)

Jamestown (City) NY (State) 14701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

Village Green Office Park
69B Monroe Avenue (Address) Pittsford (City) NY (State) 14534 (Zip Code)

SEC
Mail Processing
Section
DEC 02 2019
Washington DC
406

Securities and Exchange Commission
Trading and Markets
DEC 02 2019
RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Daniel R. Overcash Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co, INC, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Daniel R. Overcash Jr.
Signature

CEO
Title

Alexandra Schosek
Notary Public

ALEXANDRA SCHOSEK
Notary Public - State of New York
NO. 01SC6242775
Qualified in Chautauqua County
My Commission Expires Jun 13, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BODELL OVERCASH ANDERSON & CO., INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

BODELL OVERCASH ANDERSON & CO., INC.
INDEX TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholders Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
Schedule of Management, General, and Administrative Expenses	12
Computation of Net Capital	13-14
Statement of Exemption from Rule 15c3-3	15
Independent Registered Public Accountant's Review Report on Statement of Exemption from Rule 15-c-3-3	16
Report of Exemption from Rule 15c3-3	17
Independent Registered Public Accountant's Report on Agreed Upon Procedures SIPC-7 Reconciliation	18

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Bodell Overcash Anderson & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bodell Overcash Anderson & Co., Inc. (a New York State Corporation) as of September 30, 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bodell Overcash Anderson & Co., Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bodell Overcash Anderson & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bodell Overcash Anderson & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information, including the Schedule of Management, General and Administrative Expenses, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, in the accompanying exhibits has been subjected to audit procedures performed in conjunction with the audit of Bodell Overcash Anderson & Co., Inc.'s financial statements. The supplemental information is the responsibility of Bodell Overcash Anderson & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG+Partners CPAs PLLC

Pittsford, New York

November 26, 2019

We have served as Bodell Overcash Anderson & Co., Inc's auditors since 2016.

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

Bodell Overcash Anderson & Co., Inc.
Statement of Financial Condition
September 30, 2019

Assets:		
Cash and cash equivalents	$	74,986
Commissions receivable		42,745
Prepaid expenses		4,254
Restricted deposits		10,000
Note receivable		10,649
Property and equipment, net		3,031
Other asset		1,293
Total Assets	$	146,958
Liabilities and Shareholders' Equity:		
Liabilities:		
Accounts payable	$	14,562
Accrued payroll, commissions and benefits		41,052
Total Liabilities		55,614
Shareholders' Equity:		
Common stock, no par value; 200 shares authorized, 76 shares issued and outstanding		43,500
Additional paid-in capital		3,436
Retained earnings		44,408
Total Shareholders' Equity		91,344
Total Liabilities and Shareholders' Equity	$	146,958

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Income
For the Year Ended September 30, 2019

Revenue:		
Commissions income	$	258,468
Mutual fund fees		262,925
Investment advisory income		40,893
Interest income		2,405
Rebate and miscellaneous income		15,958
Total Operating Revenue		580,649
Expenses:		
Commission expense		266,523
Employee compensation and benefits		144,070
Communications and technology expense		37,126
Occupancy and equipment expense		38,359
Management, general, and administrative expenses		94,345
Total Expenses		580,423
Net Income Before Taxes		226
Provision for income taxes		-
Net Income	$	226

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - September 30, 2018	$ 43,500	$ 3,436	$ 44,182	$ 91,118
Net Income	-	-	226	226
Balance - September 30, 2019	$ 43,500	$ 3,436	$ 44,408	$ 91,344

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash Flows from Operating Activities:		
Net income	$	226
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		623
Decrease (increase) in commissions receivable		29,867
Decrease (increase) prepaid expenses		1,390
Decrease (increase) in other assets		107
Increase (decrease) in accounts payable		(1,364)
Increase (decrease) in accrued payroll, commissions and benefits		(48,377)
Total Adjustments		(17,754)
Net Cash Used In Operating Activities		(17,528)
Net Cash Provided by Financing Activities-		
Payments received on note receivable		7,668
Net Change in Cash and Cash Equivalents		(9,860)
Cash, Cash Equivalents and Restricted Deposits - Beginning of Year		94,846
Cash, Cash Equivalents and Restricted Deposits - End of Year	$	84,986

See accompanying notes to financial statements

BODELL OVERCASH ANDERSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

1. THE COMPANY

Bodell Overcash Anderson & Co, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns commissions from the buying and selling of financial instruments for client's accounts and in providing Registered Investment Advisory Services. The Company was founded in Jamestown, NY in 1970 and currently has offices in Jamestown and Lockport, NY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports its operations on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition. The Company occasionally maintains cash and cash equivalents at financial institutions which exceed federally insured amounts.

Restricted Deposits – Restricted deposits represent cash and cash equivalents segregated in separate accounts as required by the Company's clearing agreement.

Subsequent Events - The Company has evaluated for subsequent events through the date of the registered independent accountant's report, which is the date the financial statements were made available to be issued.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Income.

Depreciation is computed using straight-line method over the following estimated useful lives:

Computers & Equipment	5-10 years
Leasehold Improvements	39 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue from Contracts with Customers – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Advisory Fees – The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the investments and the customer's activities are known, which are usually monthly or quarterly.

Commissions – The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees (12b-1 Fees) From Mutual Funds – The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and customer activities are known, which are usually monthly or quarterly.

Commissions Receivable – The Company has commissions receivable that arise from the buying and selling of financial instruments for its clients in the amount of $42,745 as of September 30, 2019. Management estimates that the entire balance is collectible, and, as such, no reserve for uncollectible commissions has been established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes – The Company is organized as a "C" Corporation, and pays Federal and New York State income taxes on its income based on rates currently in effect. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No such items have been recorded in 2019. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Current and deferred taxes are recorded when determined to be material to the financial statements. There were no deferred taxes as of September 30, 2019.

Advertising Costs – The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the year ended September 30, 2019 were $2,324.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, accounts receivable, and accounts payable. At September 30, 2019, cash, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820 (Prior authoritative literature: SFAS No. 157, "Fair Value Measurements"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 — Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and

3. FAIR VALUE (CONT'D)

liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 — Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The Company considers all assets as of September 30, 2019 to be Level 1 assets.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 2019

Computers and Equipment	$ 30,061
Leasehold Improvements	5,544
	35,605
Less: Accumulated depreciation	(32,574)
	$ 3,031

Depreciation expense was $623 for the year ended September 30, 2019.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of $52,552 which was $47,552 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of 1.06 to 1.
Effective December 5, 2014, the Company amended its membership agreement with Financial Industry Regulatory Authority (FINRA). Subsequent to that date, the Company claimed exemption under 17 CFR 240 15C3-3 (k)(2)(ii) as its only exemption.

6. BENEFIT PLANS

The Company has a qualified profit sharing plan that covers all eligible employees of the Company. Employees are eligible for participation in the plan after completion of one year of service and attainment of age twenty-one. Profit sharing contributions may be made at the discretion of the Company's board of directors and may not exceed 15% of the annual compensation paid to all participating employees. The Company did not make any contributions to the Plan for the year ended September 30, 2019.

The Company began a Health Savings Account in October 2010. All employees who carry health insurance through the company are eligible to participate. Employees are eligible to participate after one month of service.

7. OPERATING LEASES

The Company has a month to month operating lease for its Jamestown, NY office with monthly payments in the amount of $1,700. The Company has entered into a one year operating lease agreement for its Lockport, NY office with monthly payments in the amount of $1,240. The lease expires on September 2020. The Company was renting office space in Fredonia, NY on a month to month basis with monthly payments in the amount of $725, which was terminated in January 2019.

On February 22, 2016, the Company entered into a four year operating lease agreement for certain office equipment with monthly payments in the amount of $170.

Rent expense under the premises leases and equipment leases for the year ended September 30, 2019 was $40,268.

Minimum annual rentals due under these operating leases are as follows for the year ending:

September 30	Amount
2020	$ 15,900

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of commissions receivable, which are due from its clearing broker that arise from the buying and selling of financial instruments. The commissions receivable are normally received within thirty days of the transaction. The Company has not experienced any losses and believes it is not exposed to any significant credit risk with respect to its commission's receivable.

9. NOTE RECEIVABLE

The Company advanced $37,500 to an employee. This 3.50% note is payable over sixty months. The balance at September 30, 2019 is $10,649. The amount of principal payments due to the Company in each of the next two years are as follows: 2020 - $7,949; 2021 - $2,700.

10. NEW ACCOUNTING STANDARDS

In May 2014, the FASB issued accounting standards update (ASU) no. 2014-09, *Revenue from Contracts with Customers.* The new standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration in which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09, as amended, was effective for the Company beginning October 1, 2018. Based on the application of the changes described above, the adoption of this standard did not have a material impact on the net income for the fiscal year ended September 30, 2019. Refer to Note 2 Summary of Accounting Policies for additional information and pertinent disclosures. The Company adopted the provisions of this guidance on October 1, 2018, using the modified retrospective effect approach.

The FASB issued accounting standards update (ASU) no. 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash.* The statement requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The Company adopted the provisions of this guidance on October 1, 2018

Bodell Overcash Anderson & Co, Inc.
Schedule of Management, General, and Administrative Expenses
For the Year Ended September 30, 2019

Travel, meals and entertainment	$ 27,808
Professional services	17,000
FINRA membership	10,780
Office supplies and expenses	12,971
Subscriptions	7,997
Dues, fees, and assessments	3,683
Maintenance	3,755
Property and liability insurance	5,155
Advertising expense	2,324
Lease expense	1,909
Depreciation	623
Continuing education	340
	$ 94,345

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2019

1.	Total ownership equity from Statement of Financial Condition	$	91,344
2.	Deduct: Ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		91,344
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		91,344
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition		(38,792)
	B. Secured demand note deficiency		-
	C. Commodity futures contracts and spot commodities		-
	D. Other deductions and/or charges		-
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		52,552
9.	Haircuts on securities:		
	A. Contractual securities commitments		-
	B. Subordinated securities borrowings		-
	C. Trading and investment securities:		
	1. Exempted securities		-
	2. Debt securities		-
	3. Options		-
	4. Other securities		-
	D. Undue concentration		-
	E. Other		-
10.	Net capital	$	52,552

Continued on next page

Bodell Overcash Anderson & Co, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2019
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$	3,707
12.	Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
13.	Net capital requirement (greater of line 11 or 12)	$	5,000
14.	Excess net capital (line 10 less line 13)	$	47,552
15.	Excess net capital at 1000% (greater of line 10 less 10% of line 19 or 120% of line 12)	$	46,552

Computation of Aggregate Indebtedness

16.	Total liabilities from Statement of Financial Condition	$	55,614
17.	Add:		
	A. Drafts for immediate credit		-
	B. Market value of securities borrowed for which no equivalent value is paid or credited		-
	C. Other unrecorded amounts		-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts		-
19.	Total aggregate indebtedness	$	55,614
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		106%

Reconciliation with Company's Computation included in Part II of Form X-17(a)-5

Net capital, as reported, in the Company's Part II (unaudited) focus report	$	57,552
Adjustment to accrue employee payroll bonuses		(5,000)
Net capital per amended Focus report and above	$	52,552

BODELL OVERCASH ANDERSON & CO, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2019

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Bodell Overcash Anderson & Co., Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption claimed under C.F.R. §240.15c3-3(k), in which (1) Bodell Overcash Anderson & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodell Overcash Anderson & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Bodell Overcash Anderson & Co., Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Bodell Overcash Anderson & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodell Overcash Anderson & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG+Partners CPAs PLLC

Pittsford, NY

November 26, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

BODELL OVERCASH ANDERSON & CO, INC.
REPORT OF EXEMPTION CLAIMED UNDER C.F.R. §240.15c3-3(k)
SEPTEMBER 30, 2019

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. claims exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") for the entire year ended September 30, 2019.

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. has met the identified exemption provisions under 17 C.F.R. §240.15c3-3: (k)(2)(ii)) throughout the entire year ended September 30, 2019 as described in paragraph (d)(4)(iii) of this section without exception.

DR Overcash
Daniel Overcash

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of Bodell Overcash Anderson & Co., Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bodell Overcash Anderson & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Bodell Overcash Anderson & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Bodell Overcash Anderson & Co., Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount on the annual audited Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bodell Overcash Anderson & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bodell Overcash Anderson & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs PLLC

Pittsford, NY

November 26, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 9-30-19

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15775 FINRA SEP
Bodell Overcash Anderson
PO Box 1237
Jamestown, NY 14702-1237

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 388
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(241)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	147
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 147

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 147

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bodell Overcash Anderson
(Name of Corporation, Partnership or other organization)

DR Overcash
(Authorized Signature)

CEO
(Title)

Dated the 27 day of November, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-01-18
and ending 09-30-19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 580,647
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	322,242
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	322,242
2d. SIPC Net Operating Revenues	$ 258,405
2e. General Assessment @ .0015	$ 388
	(to page 1, line 2.A.)